UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL INTERSTATE CORPORATION

(Name of Subject Company)

Alan R. Spachman

(Name of Persons Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

63654U100

(CUSIP Number of Class of Securities)

Alan R. Spachman

1 Westbury Park Way, Suite 101

Bluffton, South Carolina 29910

(843) 757-3838

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Daniel A. Neff David M. Silk Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	Robert A. Weible Baker & Hostetler LLP 1900 East 9th Street, Suite 3200 Cleveland, Ohio 44114 (216) 621-0200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is National Interstate Corporation, an Ohio corporation (the “Company”). The address of the Company’s principal executive office is 3250 Interstate Drive, Richfield, Ohio 44286-9000. The Company’s telephone number at this address is (330) 659-8900.

Securities

This Statement relates to the common shares, $0.01 par value per share (the “Shares”), of the Company. Based solely on information set forth in the Company’s most recently filed Quarterly Report on Form 10-Q, there were 19,721,266 Shares issued and outstanding as of the close of business on October 30, 2013.

Item 2.	Identity and Background of Filing Person.

Name and Address

Alan R. Spachman is the person filing this Statement. Mr. Spachman’s business address is 1 Westbury Park Way, Suite 101, Bluffton, South Carolina 29910 and his telephone number at this address is (843) 757-3838.

Mr. Spachman has served as a director of the Company since 1989. Mr. Spachman is also the founder of the Company, served as the Company’s Chief Executive Officer from 1989 through 2007, and served as the Company’s Chairman from 2004 until February 15, 2013.

Mr. Spachman is also a shareholder of the Company. He has sole voting power and sole dispositive power with respect to 1,823,685 Shares (approximately 9.2% of the outstanding Shares based on available information). In addition, Mr. Spachman is the beneficiary, but not the trustee, of the Alan R. Spachman GRAT No. 4, which currently holds 147,229 Shares. Mr. Spachman does not have voting or dispositive power with respect to these 147,229 Shares.

Mr. Spachman is filing this Statement in his individual capacity. He is not filing this Statement on behalf of the Company.

Tender Offer

This Statement relates to the tender offer (the “Tender Offer”) by Great American Insurance Company ( “Purchaser”), an Ohio corporation and wholly-owned subsidiary of American Financial Group, Inc., an Ohio corporation (“Parent”), to purchase all the outstanding Shares of the Company, other than Shares owned by Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 2014 (as amended on February 18, 2014 and as it may be further amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal. The Tender Offer is further described in a Tender Offer Statement on Schedule TO, which was originally filed by Purchaser and Parent with the U.S. Securities and Exchange Commission on February 5, 2014 (as amended on February 18, 2014 and as may be further amended or supplemented from time to time, the “Schedule TO”). Parent and Purchaser issued a press release on February 18, 2014 to increase the purchase price offered in the Tender Offer from the original price of $28 per Share (the “Original Offer Price”), to $30 per Share (the “Increased Offer Price”), in each case net to the seller in cash, without interest and less any applicable withholding of taxes.

According to the Schedule TO, the address of the principal executive office of Parent and Purchaser is 301 East Fourth Street, Cincinnati, Ohio 45202. Their telephone number at this address is (513) 579-2121.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Reference is made to the information provided in Item 2 of this Statement regarding the nature of Mr. Spachman’s relationship with the Company. As indicated in Item 2, Mr. Spachman is a director of the Company. As a director, Mr. Spachman receives the compensation and benefits disclosed in the Company’s prior proxy statements and participates in the ordinary course in the Board’s activities, including with respect to its response to the Tender Offer as described in more detail in Item 4 below.

As previously disclosed by the Company, upon the completion of its initial public offering, the Company entered into an agreement with Purchaser and Mr. Spachman, pursuant to which the Company granted each of them registration rights in exchange for a right of first refusal to buy back their Shares in connection with certain proposed sales of their Shares. The Company’s right of first refusal will be triggered by any gift, bequest, sale, exchange, transfer, assignment or other disposition of all or any portion of the Shares owned, whether beneficially or of record, by either of Mr. Spachman or Purchaser, other than the transfer of Shares (1) in a charitable gift or a bequest, without consideration, so long as the number of Shares transferred to one person or group of related persons as a result of such gift or bequest or series of related gifts or bequests is less than 10.0% of the Company’s total issued and outstanding Shares immediately prior to such gift, (2) pursuant to an underwriting agreement, a purchase agreement or similar arrangement to which the Company, Purchaser and/or Mr. Spachman are party relating to an underwritten public offering of the Shares, (3) in a public or privately negotiated sale, so long as, to the knowledge of the selling shareholder, each purchaser in such negotiated sale or series of negotiated sales, either alone or as a member of a group of related or affiliated purchasers, will not be the beneficial owner of 10.0% or more of the Company’s total issued and outstanding Shares immediately following such sale, (4) pursuant to a tender offer or exchange offer which seeks to acquire at least two-thirds of the Company’s outstanding Shares, or pursuant to a merger or consolidation of the Company into or with another corporation or other entity or a reclassification of the Company’s securities or (5) to any trust or other entity, for financial planning or estate planning purposes, without consideration, the primary beneficiary of which is Mr. Spachman or his lineal descendants.

Item 4.	The Solicitation or Recommendation.

Introduction

As described in more detail below, Mr. Spachman believes that the Tender Offer is a brazen attempt by a majority shareholder to force minority shareholders of the Company to sell their Shares at a price that is unfairly low, pursuant to a flawed process orchestrated by the majority shareholder, on terms which are designed to be extremely coercive and with inadequate disclosure to the public holders of Shares.

The Tender Offer is being made by Purchaser, which is a wholly owned subsidiary of Parent. Purchaser currently owns approximately 51.7% of the outstanding Shares of the Company, and Purchaser and Parent have averred that the Tender Offer is being made as a first step in acquiring all of the Shares of the Company. Pursuant to Ohio corporation law, the vote of two-thirds of the outstanding Shares is required for major corporate matters such as shareholder approval of a merger or a sale of substantially all assets, amendment of the articles of incorporation and amendment of regulations relating to the calling and conduct of shareholder meetings and the size, composition and classification of the board of directors of the Company (the “Board”). Therefore, the Purchaser seeks by the Tender Offer to acquire Shares which would ultimately result in its obtaining control of the Company, a position which, in Mr. Spachman’s view, it has not heretofore achieved.

Purchaser currently owns a sufficient number of Shares to ensure that a majority of the members of the Board are directors chosen by Purchaser. Although Purchaser’s shareholdings are sufficient to elect a majority of the Board, Ohio corporation law provides for mandatory cumulative voting unless the contrary is specifically provided for in the articles of incorporation. Therefore, absent an amendment of the articles of incorporation (which amendment would require a two-thirds vote of the outstanding Shares), Purchaser cannot be assured of controlling the election of all the directors on the Board, notwithstanding Purchaser’s current majority ownership of the Company. However, Purchaser has used its majority voting power to ensure that a majority of the ten-person Board consists of persons who are or were recently executive officers of Parent or Purchaser and the Company’s Chief Executive Officer (these six directors, the “Conflicted Directors”). The six Conflicted Directors have refused to recuse themselves from the Board’s deliberations concerning the Tender Offer, have prevented the Board from forming a special committee of the four independent directors for purposes of evaluating and negotiating the Tender Offer on behalf of the Company’s public shareholders and of making a recommendation to such public shareholders, and have denied the repeated requests of the independent directors to authorize the independent directors to retain, at the Company’s expense, their own independent counsel and financial advisors. In addition, Mr. Spachman believes that the Conflicted Directors have provided to Purchaser confidential information prepared by the Board’s financial advisor, thus using that information directly against the interests of the public shareholders.

The Conflicted Directors selected a nationally-recognized financial advisor (the “Financial Advisor”) to provide an opinion with respect to the fairness of the Original Offer Price of $28 per Share in connection with the Tender Offer. On the evening of February 15, 2014, the Financial Advisor expressed its intention to opine that the Original Offer Price was not fair, from a financial point of view, to the public shareholders of the Company. The Financial Advisor’s executive summary, as provided to the Board, included a conclusion regarding a per-Share value range, and the Original Offer Price was below the bottom end of this range. In the course of a Board meeting on February 17, 2014 purportedly called to determine the recommendation the Board should make to the Company’s shareholders concerning the Tender Offer, Joseph Consolino, the Chairman of the Company’s Board and the Chief Financial Officer of Parent, after reviewing that executive summary, indicated to the independent directors, on behalf of Parent and Purchaser, that Purchaser would increase its offer from $28 to $30, contingent upon a vote of neutrality by the Board with respect to the Tender Offer (as opposed to a vote to recommend that shareholders not tender into the Tender Offer). Shortly thereafter the contingency was removed. The independent directors did not agree to support or remain neutral on an increased offer price of $30 per share.

Following adjournment of the Board meeting on February 17th, David Michelson, the Company’s Chief Executive Officer, and Arthur Gonzales, the Company’s Vice President, General Counsel and Secretary, asked whether the Financial Advisor could provide an opinion with respect to the fairness of the Tender Offer at the Increased Offer Price of $30 per Share. The Financial Advisor declined any further participation in the process, noting that it had conducted an internal review of the possibility of further participation in advance of that request. Notwithstanding these circumstances, at a meeting on February 18th, the Conflicted Directors caused the Board to vote six to four (with the independent directors voting against) to remain neutral on the Tender Offer. Mr. Consolino adjourned the meeting abruptly based on the votes of the Conflicted Directors approximately four minutes after the meeting had begun, before the independent directors could make any proposal or even vote on the adjournment, and denied a request for further discussion.

The Tender Offer has been designed to be extremely coercive. Specifically, the announcement of the Increased Offer Price by Purchaser stated that the Increased Offer Price is its “best and final price” and that “no further increase to the offer price will be made,” and Purchaser specifically noted in such brief announcement the fact that Purchaser’s “minimum tender” condition of 90% of the outstanding Shares is waivable by Purchaser. Purchaser has made clear that if it waives the minimum tender condition and acquires two-thirds of the Shares, it will have complete control of the Company, including the power to approve a squeeze-out merger without any further approvals from any other shareholder. Further, the Tender Offer is scheduled to expire on March 6, 2014, a mere eleven business days from now.

Recommendation

Mr. Spachman recommends that shareholders of the Company not tender their Shares. In his capacity as a director of the Company, Mr. Spachman has, along with all of the other independent directors of the Company, voted against the Board’s decision to remain neutral toward the Tender Offer.

Reasons

The reasons why Mr. Spachman is recommending that shareholders not tender their Shares and has dissented from the Board’s decision to remain neutral are as set forth above and as follows:

Unfair Offer Price

•	Based on his experience with the Company and its business since he founded the Company in 1989 and his knowledge of the Company’s operations, financial performance and variations in the Company’s Share price, Mr. Spachman does not believe the Increased Offer Price reflects the fair value of the Shares. In this regard, Mr. Spachman notes that the Shares traded above the Increased Offer Price for a significant portion of 2013.

•	Mr. Spachman also notes that the Financial Advisor, who was selected by the Conflicted Directors, provided a draft opinion to the Company on the evening of February 15, 2014, to the effect that the Original Offer Price was not fair, from a financial point of view, to the public shareholders of the Company. The Financial Advisor’s executive summary, as provided to the Company’s Board, included a conclusion regarding a per-Share value range, and the Original Offer Price was below the bottom end of this range. As discussed above, the Financial Advisor was asked to provide an opinion with respect to the fairness of the Tender Offer at the Increased Offer Price of $30 per Share, but declined any further participation in the process.

•	Mr. Spachman also believes that the Tender Offer was opportunistically timed to take advantage of the Shares trading near their 52-week low price. The closing Share price on the day prior to the commencement of the Tender Offer was $22.17, only slightly higher than the 52-week low closing price of $21.82 on January 8, 2014. The 52-week high closing price was $35.68 on July 17, 2013. Furthermore, Mr. Spachman believes the Share price prior to the commencement of the Tender Offer was influenced by the actions of Parent and Purchaser.

•

In particular, Mr. Spachman notes that the Share price was negatively affected by reserve increases made by the Company during 2013. For many years, Purchaser has provided actuarial services for the Company. As part of these services, Purchaser has reviewed the adequacy of the Company’s loss reserves. Until 2013, Purchaser opined on the adequacy of the Company’s loss reserves only after the Company had closed its books for each financial quarter. In 2013, however, Purchaser’s actuaries began to recommend significant changes to the Company’s loss reserves for the prior quarter before the Company announced its financial results for that quarter. This new process was implemented by management without advance review by, or knowledge of, the Company’s full Board or Audit Committee. As a result of this new process, loss reserve deficiencies were reported, and reserves increased, in the second, third and fourth quarters of 2013. Following release of the Company’s 2013 second quarter earnings on July 29, 2013, which was the first time the Company’s results were impacted by reserve increases resulting from this new process, the Share price declined by approximately 18%.

•	The Share price immediately prior to the commencement of the Tender Offer was also negatively affected by the early release by the Company of preliminary fourth quarter and full-year 2013 earnings (which included additional reserve increases) on January 30, 2014. The acceleration of the release of the Company’s preliminary year-end results was a departure from the Company’s historical practice. The Tender Offer was commenced three trading days following this accelerated release. During those three trading days, the Company’s stock price declined by approximately 5%.

Flawed Process Controlled by Parent and Purchaser

•	Mr. Spachman believes that Parent and Purchaser, together with the Conflicted Directors, have orchestrated a flawed process designed to deny shareholders a fair price for their Shares.

•	At the Board meeting held on February 7, 2014, and on a number of occasions thereafter, the independent directors, including Mr. Spachman, requested that the Board form an independent special committee to evaluate and negotiate the Tender Offer on behalf of the Company’s public shareholders and to make a recommendation to such public shareholders. Despite the ubiquitous use of such committees to protect the interests of minority shareholders in similar situations, the request was denied by the Conflicted Directors. The independent directors then requested that they be authorized to retain, at the Company’s expense, their own independent legal and financial advisors, which request was also ultimately denied. Mr. Spachman has also repeated these requests a number of times without success, and has been rebuffed in his attempts to meet individually with representatives of the Board’s Financial Advisor and legal counsel to share his views and seek advice in his capacity as a member of the Board.

•	Mr. Spachman has also objected on multiple occasions to the efforts of Mr. Consolino, the Company’s Chairman of the Board but also the Chief Financial Officer of Parent, and the other Conflicted Directors to control the process of advising the Company’s public shareholders concerning the Tender Offer and actively undermine the possibility of meaningful independent review of the Tender Offer. The view that the Conflicted Directors, four of whom are current executive officers of Parent or Purchaser and one of whom is the Company’s Chief Executive Officer (who serves at the pleasure of the Purchaser-controlled Board), could fairly represent the interests of the Company’s unaffiliated shareholders is simply not tenable.

•	Mr. Spachman requested that the Board’s legal counsel address in writing the manner in which the Board’s approach in responding to the Tender Offer complied with the requirements of the Company’s Code of Ethics and Conduct (the “Code”) and any relevant disclosure requirements. In making that request, Mr. Spachman noted that the Code specifically states that: “Directors, officers and employees must act with honesty and integrity and must also avoid apparent conflicts of interest that may occur where a reasonable observer might assume there is a conflict of interest and, therefore, a loss of objectivity in their dealings on the Company’s behalf” and that “[w]here potential conflicts of interest arise, Directors, officers and employees must provide full disclosure of the circumstances and refrain from any related decision making process.” The requested written response was never received.

•	The response of the Conflicted Directors to the opinion of the Financial Advisor to the effect that the Original Offer Price was not fair, from a financial point of view, to the public shareholders of the Company is a stark demonstration of this conflicted process. The Financial Advisor was retained on the authorization of the Conflicted Directors to review the Tender Offer and provide an opinion as to fairness for the use of the Board. The Financial Advisor informed the Board of its understanding that the information that it prepared was for the sole use and benefit of the Company and the Board in connection with an evaluation of the Tender Offer at the Original Offer Price. Mr. Spachman believes that the Conflicted Directors shared with Parent and Purchaser the materials that had been provided to the Board by the Financial Advisor. Prior to the Board meeting on Monday, February 17th, Mr. Consolino, Chairman of the Board but also the Chief Financial Officer of Parent, had provided, on Parent’s letterhead, his own valuation analyses supporting the fairness of the Original Offer Price. At the Board meeting, Mr. Consolino quickly abandoned any pretense of acting on behalf of unaffiliated shareholders for the purpose of developing an objective recommendation concerning the Tender Offer. Instead, Mr. Consolino, after reviewing the information provided by the Financial Advisor, indicated to the independent directors, on behalf of Parent and Purchaser, that Purchaser would increase its offer from $28 to $30 contingent upon a vote of neutrality by the Board with respect to the Tender Offer (as opposed to a vote to recommend that shareholders not tender into the Tender Offer). Shortly thereafter the contingency was removed. The independent directors reiterated their objections to the Board process and to the possibility of remaining neutral to, as opposed to recommending that shareholders not tender into, the Tender Offer at the proposed Increased Offer Price. Following a post-meeting inquiry from Mr. Michelson, the Company’s Chief Executive Officer, and Mr. Gonzales, the Company’s Vice President, General Counsel and Secretary, concerning whether it could opine on the proposed Increased Offer Price of $30 per Share, the Financial Advisor declined any further involvement in the process, noting that it had conducted an internal review of the possibility of further participation in advance of that request. Notwithstanding these circumstances, Parent and Purchaser announced the Increased Offer Price on the morning of February 18, 2014.

Inherently Coercive Structure

•	Mr. Spachman believes that the Tender Offer is being conducted in a coercive manner that denies the Company’s shareholders the benefits of a fair process designed to achieve a fair price for their Shares.

•	By taking the highly unusual step of commencing the Tender Offer without informing or consulting with the Company’s independent directors in advance, Parent and Purchaser have not provided the Company’s Board with reasonable time to consider and respond to the Tender Offer on behalf of unaffiliated shareholders in an appropriate manner. Compounding the pressure caused by this unusual step is the fact that the Tender Offer is scheduled to expire on March 6, 2014, a mere eleven business days from now.

•	The Tender Offer has been designed to be extremely coercive, given the absence of a binding commitment to effect a second-step merger at the same price paid in the Tender Offer and the express statements in the Offer to Purchase and in prior press releases that Parent and Purchaser may choose to waive the minimum tender condition and evaluate all of their options in such an event. Furthermore, Purchaser has publicly announced that the Increased Offer Price is its “best and final price” and that “no further increase to the offer price will be made.”

•	The coercive effect of this structure is magnified by the fact that, under Ohio law and the Company’s organizational documents, Purchaser can unilaterally effect certain significant corporate actions once it obtains ownership of two-thirds of the outstanding Shares, which would require the purchase of only an additional 15% of the outstanding Shares in the Tender Offer. The Offer to Purchase reminds shareholders of these facts, and cautions of numerous potentially negative consequences. As noted above, Mr. Spachman does not believe that Purchaser currently owns sufficient Shares to control the Company, as Purchaser does not currently own the two thirds of the outstanding Shares that would be necessary to approve such significant corporate actions.

•	Given Parent and Purchaser’s continued pursuit of the Tender Offer despite the clearly expressed opposition of the four independent directors, including Mr. Spachman, it is reasonable to conclude that the waiver of the minimum tender condition is a likely possibility, and that Parent and Purchaser are now seeking sufficient tenders to enable them to acquire two-thirds of the outstanding Shares but not effect a second-step merger at a price at least equal to the already deficient Increased Offer Price.

Inadequate Disclosure

•	The Schedule TO and the Offer to Purchase filed by Parent and Purchaser fail to provide information adequate to enable shareholders to make an informed decision. For example, Mr. Spachman believes the materials are lacking, among other things, (i) important information with respect to the background of the Tender Offer, (ii) an explanation of why it is being conducted during a period of depressed market prices for the Shares, (iii) any meaningful financial information, projections or analysis (despite Mr. Consolino’s February 17th communication to the Board demonstrating Parent’s possession of that information and analysis), (iv) any discussion of the fact that the Financial Advisor to the Company’s Board opined that the Original Offer Price was not fair from a financial point of view to the public shareholders of the Company, provided a conclusion regarding a per-Share value range the bottom end of which was above the Original Offer Price and, after it was asked to opine with respect to the fairness of the Increased Offer Price, declined any further participation in the process, (v) any meaningful assessment of benefits and detriments of the Tender Offer to unaffiliated shareholders, and (vi) any meaningful analysis as to why Parent and Purchaser believe the Original Offer was, or the Increased Offer Price is, fair to unaffiliated shareholders.

•	Parent and Purchaser announced the Increased Offer Price on the morning of February 18, 2014 with none of the material background information discussed above. Later in the day on February 18, 2014, Parent and Purchaser amended the Schedule TO, also without including any of this material background information. In response to Parent and Purchaser’s announcement, the Company, without any advance notice to the independent directors, issued a press release acknowledging the Increased Offer Price and stating that it would advise shareholders in its Solicitation/Recommendation Statement on Schedule 14D-9 to be filed on February 19, 2014, but also including no material background information.

For all of the foregoing reasons, Mr. Spachman has requested (i) Parent and Purchaser to suspend the Tender Offer immediately, and (ii) that the Board appoint an independent committee to consider an offer by Parent and Purchaser and to negotiate on behalf of the Company and the unaffiliated shareholders, if it determines it is appropriate to do so, with full authority to hire independent advisors and to otherwise conduct its business free from any oversight and influence of Parent and Purchaser. Mr. Spachman believes that it is necessary for the Board to take these actions so that the Company’s shareholders are adequately and fairly represented, and are not forced to make a tender decision in a short period of time under highly coercive terms.

Intent to Not Tender

Neither Mr. Spachman, nor to his knowledge any of his affiliates, currently intends to tender any Shares that are held of record or beneficially owned by him or them pursuant to the Tender Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Mr. Spachman has not directly or indirectly employed, retained or compensated any person to make solicitations or recommendations on his behalf in connection with the Tender Offer.

Item 6.	Interest in Securities of the Subject Company.

Except as disclosed below, no transactions with respect to the Shares have been effected by Mr. Spachman or, to the knowledge of Mr. Spachman, by any of his affiliates, during the 60 days prior to the date of this Statement.

On January 22, 2014, the Alan R. Spachman GRAT No. 3 distributed 129,560 shares to the Alan R. Spachman Revocable Trust.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Not applicable.

Item 8.	Additional Information.

Not applicable.

Item 9.	Exhibits.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2014	/s/ Alan R. Spachman
Alan R. Spachman